

American National Announces
Senior Vice President of Trust & Investment Services

For more information, contact:
Jeffrey V. Haley
President & Chief Executive Officer
American National Bank and Trust Company
haleyj@amnb.com
434.773.2259

FOR IMMEDIATE RELEASE: **August 7, 2014**

DANVILLE, VA – American National Bank and Trust Company (American National) is pleased to announce Bob Nadler has joined the bank as Senior Vice President of Trust & Investment Services.

Nadler has more than 20 years of wealth and investment management experience in the Mid-Atlantic, southeast and Triad markets. He most recently served as Senior Vice President & Director of Sales for First Citizens Investor Services. An alumnus of the University of North Carolina at Greensboro (UNCG), Nadler also completed Graduate School of Banking at Louisiana State University. He serves as local committee chairman for Camp Don Lee in Arapahoe, N.C., as a board member for United Methodist Church Camp Ministries Inc. and as the coordinator for the Lester Gross Scholarship for Grimsley High School. Nadler also volunteers as a mentor for Project Effort (coordinated by the UNCG School of Health and Human Performance), as a member of the UNCG Bryan School Advisory Board and as Chairman of the UNCG Spartan Club.

"I am very proud of our Trust & Investment Services division—not only for their depth of knowledge, years of experience and level of service, but for the results they achieve for our clients," said Jeffrey V. Haley, President & Chief Executive Officer at American National. "With the addition of Bob Nadler's expertise and leadership, we are well-positioned to grow this important division and niche service for clients."

Nadler will report to H. Gregg Strader, Executive Vice President & Chief Banking Officer, and will be responsible for overseeing and growing the Trust & Investment Services division at the bank. American National provides complete trust and investment services, as well as estate settlement services. Established in 1927, the bank's trust company focuses on client-centered preservation of wealth, portfolio diversification and long-term results.

About American National
American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion. Headquartered in Danville, Va., American National Bankshares Inc. is the parent company of American National Bank and Trust Company. American National is a community bank serving southern and central Virginia and north central North Carolina with 25 banking offices and two loan production offices. American National also manages an additional $648 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."



Bob Nadler